EXHIBIT 3.3

SECOND AMENDMENT TO THE FOURTH RESTATED

ARTICLES OF INCORPORATION OF UNITED FIRE & CASUALTY COMPANY

TO THE SECRETARY OF STATE OF THE STATE OF IOWA:

Pursuant to the provisions of Section 490.601 and Section 490.602 of the Iowa Business Corporation Act, Code of Iowa, as amended, United Fire & Casualty Company, an Iowa corporation (the “Corporation”), does hereby adopt the following Articles of Amendment to its Fourth Restated Articles of Incorporation:

ARTICLES OF AMENDMENT

I. The name of the corporation is UNITED FIRE & CASUALTY COMPANY.

II. The following amendment to the Fourth Restated Articles of Incorporation was recommended to the shareholders by the Board of Directors and on May 18, 2005 was adopted by the shareholders of United Fire & Casualty Company, all in the manner prescribed by the Iowa Business Corporation Act:

RESOLVED, that Section 1 of Article V of the Amended and Substituted Articles of Incorporation of United Fire & Casualty Company be replaced with the following:

Section 1. a. Authorized Capital Stock. The authorized capital stock of this corporation is Two Hundred Forty-nine Million Nine Hundred Ninety-nine Thousand Nine Hundred Ninety-nine Dollars and Ninety-nine Cents divided into (i) 75,000,000 shares of common stock (“Common Stock”) having a par value of Three Dollars Thirty-three and One-third Cents ($3.33 1/3) per share; and (ii) 10,000,000 shares of serial preferred stock, having no par value per share (“Preferred Stock”).

b. Preferred Stock. The Board of Directors of this corporation is authorized, subject to limitations prescribed by the Iowa Business Corporation Act and the provisions of the Articles of Incorporation, as amended and restated, of this corporation, by resolution or resolutions, from time to time and by filing articles of amendment with the Secretary of Sate of the Sate of Iowa in accordance with the applicable provisions of the Iowa Business Corporation Act, to provide for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series and to fix the preferences, limitations and relative rights of the series.

III. The number of shares of United Fire & Casualty Company Common Stock outstanding at the time of adoption of the amendment and the number of shares entitled to vote thereon was 20,353,766. United Fire & Casualty Company does not have any other class of capital stock issued and outstanding.

IV. This number of shares of Common Stock voted for the amendment was 16,210,551; the number of shares of Common Stock that abstained from voting was 18,422; and the number of shares of Common Stock voted against the amendment was 1,603,643. The number of shares of Common Stock voted for the amendment is sufficient for approval of the amendment by the shareholders.

V. The amendment does not provide for an exchange, reclassification or cancellation of issued shares.

VI. The amendment shall become effective when filed in the Office of the Secretary of State of the State of Iowa.

Dated this 19th day of May, 2005.

/S/ John A. Rife
JOHN A. RIFE, President & CEO

/S/ Shona Frese
SHONA FRESE, Corporate Secretary